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File No. 70-10173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 2 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

E.ON AG
E.ON - Platz 1
40479 Dusseldorf
Germany

LG&E Energy Corp.
220 West Main Street
Louisville, Kentucky 40202

(Name of companies filing this statement and addresses of principal executive offices)

E.ON AG

(Name of top registered holding company parent of each applicant or declarant)

Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
Telephone: 011-49-211-4579-388
Facsimile: 011-49-211-4579-610

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

AMENDMENT NO. 2 TO FORM U-1 APPLICATION-DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

        E.ON AG and LG&E Energy Corp. hereby withdraw their Application/Declaration on Form U-1 in File No. 70-10173. On November 10, 2003, the sale of CRC-Evans International, Inc. and its subsidiaries was consummated, thereby satisfying the commitment made by Powergen plc and LG&E Energy Corp. in File No. 70-9671 to divest CRC-Evans International, Inc. and its subsidiaries by December 6, 2003.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Amendment No. 2 to be signed on their behalf by the undersigned thereunto duly authorized.

E.ON AG
By:	/s/ ULRICH HUEPPE
Name:	Ulrich Hueppe
Title:	General Counsel and Executive Vice President
Date:	November 13, 2003
By:	/s/ GUNTRAM WUERZBERG
Name:	Guntram Wuerzberg
Title:	Vice President General Legal Affairs
Date:	November 13, 2003
LG&E ENERGY CORP.
By:	/s/ S. BRADFORD RIVES
Name:	S. Bradford Rives
Title:	Chief Financial Officer
Date:	November 13, 2003

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AMENDMENT NO. 2 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
SIGNATURES